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Exhibit 99.3

FALCONBRIDGE LIMITED

        news release

FALCONBRIDGE REITERATES RECOMMENDATION TO SHAREHOLDERS

    •
    XSTRATA FAILED TO IMPROVE ITS OFFER

    •
    SHAREHOLDERS URGED TO TENDER TO SUPERIOR INCO OFFER

Toronto, Ontario, July 7, 2006 — Falconbridge Limited (TSX, NYSE:FAL) today reiterated its recommendation of Inco Limited's superior offer to acquire Falconbridge and urged shareholders to tender their shares to the Inco offer. This is in response to Xstrata's announcement on July 7 that it has extended its current offer for Falconbridge without increasing its price.

"Falconbridge's Board of Directors continues to endorse the Inco offer, which has an implied value of Cdn$59.02 per share, compared to the Xstrata offer of Cdn$52.50," said Derek Pannell, Chief Executive Officer of Falconbridge. "We do not understand Xstrata's decision to extend its conditional offer without increasing its dollar value. Our only conclusion is that Xstrata intends to draw out the process beyond July 28, 2006 and ultimately attempt to acquire control of Falconbridge through a creeping takeover. We believe the best option for shareholders is to tender to the superior offer on the table from Inco, which has already obtained all necessary regulatory approvals."

INCO OFFER — Superior offer with implied value of $59.02

Inco Limited's offer for all outstanding Falconbridge shares will expire at 8:00 p.m., Toronto time on Thursday July 13, 2006. Assuming full pro-ration, the consideration payable under their offer is Cdn$17.50 plus 0.55676 Inco common shares for each Falconbridge common share. The implied value of this offer is Cdn$59.02 per Falconbridge share, based on Inco's closing price on the Toronto Stock Exchange on Friday, July 7, 2006.

In its Directors' Circular dated June 26, 2006, the Board of Directors of Falconbridge has recommended that Falconbridge shareholders tender their shares to the Inco offer. This offer has received all necessary regulatory approvals and remains conditional on Falconbridge shareholders tendering a minimum of 66 2/3% of Falconbridge shares to the offer (which condition can only be waived by extending the offer's expiry date).

"The combination of Falconbridge with Inco will deliver excellent value to shareholders and result in the creation of an outstanding base metals company with tremendous potential for further value creation. Falconbridge shareholders will own approximately 50% of the Inco/Falconbridge combined company and will have the opportunity to participate in this potential as shareholders of the new Inco," said Pannell. "The subsequent opportunity presented by the friendly Phelps Dodge offer will provide a further opportunity to participate as shareholders in Phelps Dodge Inco, a top tier mining company."

Shareholders are urged to contact their brokers or investment advisors immediately to begin the tender process to the Inco offer.

XSTRATA OFFER — Xstrata fails to improve offer

On July 7, Xstrata extended its offer for Falconbridge to July 21, 2006, but did not improve the Cdn$52.50 per share offer for Falconbridge. Although Xstrata's bid is expressed to be for all Falconbridge shares, Xstrata continues to reserve the right to take up any number of shares tendered to it. Therefore, under Falconbridge's shareholders rights plan, the Xstrata bid is not considered a permitted bid and any shares tendered to this bid could not be taken up without triggering the dilutive effects of the rights plan until July 28, 2006.

The bid remains conditional on the approval of Investment Canada and on the elimination of the Falconbridge shareholders rights plan, neither of which are expected to occur prior to July 21, 2006.

"Xstrata's reluctance to accept a negotiated standstill agreement in the fall of 2005, their attempt to have the Ontario Securities Commission strike down the shareholders rights plan on June 27, and their attempt to force an early Annual General Meeting of Falconbridge shareholders are all consistent with its intention to creep," said Pannell. "The two-week extension announced today without a price improvement is another attempt to push this process towards the date when the shareholders rights plan falls away and Xstrata can creep by executing small market purchases. Falconbridge believes this strategy is a deliberate attempt to frustrate the competitive auction process to the detriment of the present superior Inco offer."

SHAREHOLDERS RIGHTS PLAN

The expiry of Falconbridge shareholders rights plan occurs on July 28, 2006 in accordance with the ruling of the OSC. Falconbridge's rights plan ensures that any acquisition of control of Falconbridge occurs through a transaction where an offer is made to all shareholders for all their shares. Falconbridge's shareholder rights plan will terminate on the earlier of (a) Inco acquiring a majority of Falconbridge common shares, (b) Xstrata acquiring a majority of the outstanding Falconbridge common shares not currently owned by Xstrata or a related party or (c) July 28, 2006.

After July 28, 2006, Xstrata would be permitted to acquire in the market, at any price, up to 5% of the outstanding Falconbridge common shares and/or take up a small number of shares that might be tendered to it in its bid. In either case, this may well give Xstrata enough shares, together with its current 20% holding, to frustrate a competing bid including the current offer from Inco and to end the current competitive auction process underway for Falconbridge.

"We continue to support a process in which any acquisition of Falconbridge occurs through a transaction in which all Falconbridge shareholders are able to participate in any premium paid for control and we continue to believe that only the Inco offer currently provides this to shareholders," said Pannell.

Board Recommendation

"The recommendation of the board remains that the shareholders of Falconbridge tender their to the Inco offer which expires on July 13, 2006. If shareholders wish to speculate that the conditional offer of Xstrata will represent higher value for them that is their prerogative, but they should be aware of the implications of extending the process beyond July 28, 2006 when Xstrata will be able to acquire further Falconbridge shares through market purchases, without any obligation to further extend or enhance its offer to shareholders," said Pannell.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE REITERATES RECOMMENDATION TO SHAREHOLDERS